                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 8-A

               For Registration of Certain Classes of Securities
                   Pursuant to Section 12(b) or 12(g) of the
                        Securities Exchange Act of 1934

                               KEMET Corporation
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


              Delaware                                  57-0923789
----------------------------------------    ------------------------------------
(State of Incorporation or Organization)    (I.R.S. Employer Identification no.)


           2835 KEMET Way
     Simpsonville, South Carolina                          29681
----------------------------------------    ------------------------------------
(Address of Principal Executive Offices)                (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

                 Title of Each Class                                           Name of Each Exchange on which
                 to be so Registered                                           Each Class is to be Registered

           Preferred Share Purchase Rights                                      New York Stock Exchange, Inc.
---------------------------------------------------      ---------------------------------------------------------------------------
If this form relates to the registration of a class      If this form relates to the registration of a class of securities pursuant
 of securities pursuant to Section 12(b) of the          to Section 12(g) of the Exchange Act and is effective pursuant to General
 Exchange Act and is effective pursuant to General       Instruction A.(d), please check the following box. [_]
 Instruction A.(c), please check the following box. [X]

Securities Act registration statement file number to which this form relates:

     None
---------------
(If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

Item 1. Description of Registrant's Securities to be Registered: Preferred Share Purchase Rights.

     On June 30, 1996, the Board of Directors of KEMET Corporation (the "Company") authorized the issuance of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share (the "Voting Common"), and non-voting common stock, par value $0.01 per share (the "Non-Voting Common," and together with the Voting Common, the "Common Securities"), of the Company. The distribution is payable to the stockholders of record at the close of business on July 1, 1996 (the "Record Date"), which is also the payment date, and with respect to all Common Securities that become outstanding after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights, the exchange of the Rights, and the expiration of the Rights (and, in certain cases, following the Distribution Date). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of a Junior Participating Preferred Stock, Series A, par value $0.10 per share, of the Company (the "Preferred Shares") at a price of $85.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights, and certain defined terms used herein, are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Wachovia Bank of North Carolina, N.A., as Rights Agent (the "Rights Agent"), dated as of July 1, 1996.

     Until the earlier to occur of (i) the expiration of the Company's redemption rights following the date of public disclosure that a person or group other than certain Exempt Persons (an "Acquiring Person"), together with persons affiliated or associated with such Acquiring Person (other than those that are Exempt Persons), has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Securities (the "Stock Acquisition Date") or (ii) the tenth business day after the date of commencement or public disclosure of an intention to commence a tender offer or exchange offer by a person other than an Exempt Person if, upon consummation of the offer, such person could acquire beneficial ownership of 15% or more of the outstanding Common Securities (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by Common Security certificates and not by separate certificates. The Rights Agreement provides that, until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the Rights will be transferred with and only with the Common Securities. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Security certificates issued after July 1, 1996, upon transfer or new issuance of the Common Securities, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights) the surrender for transfer of any certificate for Common Securities, with or without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Securities represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Securities as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

     The Rights will first become exercisable after the Distribution Date (unless sooner redeemed or exchanged). The Rights will expire at the close of business on July 1, 2006 (the "Expiration Date"), unless earlier redeemed or exchanged by the Company as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities, cash or other property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend or distribution on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for Preferred Shares or securities convertible into Preferred Shares at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). In addition, the Purchase Price payable and the number of Preferred Shares purchasable, on exercise of a Right is subject to adjustment in the event that the Company should (i) declare or pay any dividend on the Common Securities payable in Common Securities or (ii) effect a subdivision or combination of the Common Securities into a different number of Common Securities.

     In the event that, at any time following public disclosure that an Acquiring Person has become such, the Company is involved in a merger or other business combination transaction where the Company is not the surviving corporation or where Common Securities are changed or exchanged or in a transaction or transactions wherein 50% or more of its consolidated assets or earning power are sold, proper provision would be made so that each holder of a Right (other than such Acquiring Person and certain related persons or transferees) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company or the Company, as the case may be, which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that there is public disclosure that an Acquiring Person has become such, proper provision would be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person and certain related persons and transferees (which will thereafter be void), on or after the earlier of the Distribution Date and the first public disclosure that an Acquiring Person has become such, will thereafter have the right to receive upon exercise that number of shares of Voting Common (or other securities) having at the time of such transaction a market value of two times the exercise price of the Right. In addition, the Company's Board of Directors has the option of exchanging all or part of the Rights (excluding void Rights) for an equal number of shares of Voting Common in the manner described in the Rights Agreement.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

     At any time prior to public disclosure that an Acquiring Person has become such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per

Right (the "Redemption Price"), payable in cash, shares (including fractional shares) of Voting Common or any other form of consideration deemed appropriate by the Board of Directors.

     At any time prior to public disclosure that an Acquiring Person has become such, the Board of Directors of the Company may amend or supplement the Rights Agreement without the approval of the Rights Agent or any holder of the Rights, except for an amendment or supplement which would change the Redemption Price, provide for an earlier expiration date of the Rights or change the Purchase Price. Thereafter, the Board of Directors of the Company may amend or supplement the Rights Agreement without such approval only to cure ambiguity, correct or supplement any defective or inconsistent provision or change or supplement the Rights Agreement in any manner which shall not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate thereof). Immediately upon the action of the Board of Directors providing for any amendment or supplement, such amendment or supplement will be deemed effective.

     The Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment equal to the greater of $25 per share and 1,000 times the dividend declared per Common Security. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment equal to the greater of $100 per share and 1,000 times the payment made per Common Security. Each Preferred Share will have 1,000 votes per share, voting together with the Voting Common. In the event of any merger, consolidation or other transaction in which Common Securities are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Security.

     Exempt Persons include (i) the Company, (ii) any Subsidiary of the Company,
(iii) Citicorp Venture Capital, Ltd., and its affiliates and associates(" CVC"),
(iv) the parties to the existing voting agreement (together with their respective affiliates and associates, the "Voting Agreement Parties") covering the Company's Common Securities, (v) any employee benefit plan of the Company or of any Subsidiary of the Company, and (vi) any Person holding Common Securities for any such employee benefit plan or for employees of the Company or of any Subsidiary of the Company pursuant to the terms of any such employee benefit plan.

     Subject to certain exceptions and Permitted Acquisitions, CVC is allowed to acquire additional Common Securities in an amount not to exceed the sum of (i) 1% and (ii) its beneficial ownership of Common Securities on the date of the Rights Agreement, as such beneficial ownership of Common Securities maybe increased as a result of certain subsequent events such as an acquisition of Common Securities by the Company or any Subsidiary or as a result of acquiring Common Securities as a result of the operation of the Rights Agreement.

     Subject to certain exceptions and Permitted Acquisitions, the Voting Agreement Parties are allowed to acquire additional Common Securities in an amount not to exceed the sum of (i) 1% and (ii) the beneficial ownership of Common Securities of such Persons on the date of the Rights Agreement, as such beneficial ownership of Common Securities may be increased as a result of certain subsequent events such as an acquisition of Common Securities by the Company or any

Subsidiary or as a result of acquiring Common Securities as a result of the operation of the Rights Agreement.

     "Permitted Acquisition" means (i) solely with respect to CVC, any acquisition by way of any stock dividend, stock split, reorganization, recapitalization, merger, consolidation, rights offering or other like distribution made available to holders of Common Securities generally or under this Agreement (as the same may be amended, restated or supplemented from time to time) or any other shareholder rights agreement; and (ii) solely with respect to the Voting Agreement Parties, (A) any acquisition by way of any stock dividend, stock split, reorganization, recapitalization, merger, consolidation, rights offering or other like distribution made available to holders of Common Securities generally or under this Agreement (as the same may be amended, restated or supplemented from time to time) or any other shareholder rights agreement, and (B) any acquisition pursuant to any employee benefit plan, executive compensation plan, management agreement, director, executive, management or employee stock option plan, or any other officer or employee incentive award, benefit, bonus or similar plan, agreement, system or arrangement.

     The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group (except as described above with respect to an Exempt Person) that attempts to acquire the Company on terms not approved by the Board, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time a person or group other than an Exempt Person has acquired beneficial ownership of 15% or more of the Common Securities, because until such time the Rights may generally be redeemed by the Company at $0.01 per Right.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement attached hereto as Exhibit 8, which is incorporated in this Registration Statement on Form 8-A by reference.

Item 2.   Exhibits.

          Number                    Description
          ------                    -----------
            1.    Annual Report on Form 10-K for the year ended March 31, 1999, filed with the Securities and Exchange Commission (the
                  "Commission") on July 1, 1999 pursuant to Section 13 of the
                  Securities Exchange Act of 1934 (the "Act").*

            2.    Quarterly Reports on Form 10-Q for the quarterly periods ended
                  June 30, 1999 and September 30, 1999, filed with the
                  Commission on August 12, 1999 and November 15, 1999, respectively, pursuant to Section 13 of the Act.*


            3.    Current Report on Form 8-K dated June 23, 1999, filed with the
                  Commission on July 1, 1999 pursuant to Section 13 of the Act.*

            4. Proxy Statement relating to the Company's 1999 Annual Meeting of Stockholders, filed with the Commission on June 21, 1999 pursuant to Section 14 of the Act.*

            5. Restated Certificate of Incorporation of the Company, as amended by Certificate of Amendment of Restated Certificate of Incorporation.*

            6.    Restated Bylaws of the Company.*

            7.    Specimen of Common Stock Certificate of the Company.*

            8.    Rights Agreement, dated as of July 1, 1996, between the
                  Company and Wachovia Bank of North Carolina, N.A., as Rights
                  Agent, rncluding the form of Certificate of Designation, Preferences and Rights of Junior Participating Preferred
                  Stock, Series A attached thereto as Exhibit A, the form of Rights Certificate attached thereto as Exhibit B and the Summary of Rights attached thereto as Exhibit C.*

            9.    Annual Report to Stockholders for the fiscal year ended March
                  31, 1999.*

      * Filed with the New York Stock Exchange, Inc.

                                   SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                  KEMET Corporation

Date: November 29, 1999           By: /s/ Glenn H. Spears
                                     ------------------------------------------
                                  Name:  Glenn H. Spears
                                  Title: Executive Vice President and Secretary